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                             April 20, 2022

       R. Daniel Boss
       Executive Vice President
       Enterprise Products Partners L.P.
       1100 Louisiana Street, 10th Floor
       Houston, TX 77002

                                                        Re: Enterprise Products
Partners L.P.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 28,
2022
                                                            File No. 001-14323

       Dear Mr. Boss:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Item 1A. Risk Factors, page 34

   1. You disclose in your 2022 Analyst Day presentation that Oil & Gas industry is currently facing post-COVID
supply chain shortages (labor, steel, sand), oilfield service equipment cannibalization and
cost inflation 20%+. Please disclose in a risk factor the potential negative effects of
inflation on your financial results, financial position and liquidity.
       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 57

   2. You disclose in your 2022 Analyst Day presentation that Oil & Gas industry is currently facing post-COVID
supply chain shortages (labor, steel, sand), oilfield service equipment cannibalization and
cost inflation 20%+. You also disclose that gross operating margins decreased due to higher
operating costs or higher maintenance costs for a number of your operations. Discuss and
analyze the underlying reasons for the higher operating and
 R. Daniel Boss
Enterprise Products Partners L.P.
April 20, 2022
Page 2
         maintenance costs. Refer to Item 303(b) of Regulation S-K. Please also discuss and analyze the potential negative effects of inflation on your financial results and liquidity.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 with any questions.



FirstName LastNameR. Daniel Boss                                Sincerely,
Comapany NameEnterprise Products Partners L.P.
                                                                Division of
Corporation Finance
April 20, 2022 Page 2                                           Office of
Energy & Transportation
FirstName LastName